QUANTUM CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net capital computation:

Total member's equity	$ 10,715
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	1,500
Total non-allowable assets	1,500
Net capital before haircuts on securities positions	9,215
Total haircuts on securities	-
Net capital	9,215
Required minimum capital	5,000
Excess net capital	$ 4,215

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 5,700
Ratio of aggregate indebtedness to net capital	.6186 to 1

Reconciliation:

Net capital, per unaudited December 31, 2015 FOCUS report, as filed	$ 9,215
Audit Adjustments	-
Net capital, per December 31, 2015 audited report, as filed	$ 9,215